Mail Stop 0407

      							July 15, 2005

Via U.S. Mail
Mr. Tam Cheuk Ho
Chief Financial Officer
China Natural Resources
Room 2105
West Tower
Shun Tak Centre
200 Connaught Road C.
Sheung Wan, Hong Kong


	RE:	China Natural Resources
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 000-26046

Dear Mr. Ho:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

General

1. We note that your investment in Hainan Sundiro Motorcycle Co.,
Ltd. accounts for approximately 66% of your assets. Provide us with your analysis of whether you are an investment company within the Investment Company Act of 1940. See Section 3(a) of the
Investment
Company Act.

Item 15. Controls and Procedures, page 58

2. We note your disclosure that "[t]here have been no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your audit report was signed by an audit firm based in Denver, Colorado. We also note that you conduct your operations in China and Hong Kong, your revenues are generated in China and Hong
Kong and all of your assets are located in China and Hong Kong. Please tell us where the majority of audit work was conducted and how you concluded that it was appropriate to have an audit report issued by an auditor licensed in Colorado.

2. Summary of Significant Accounting Policies, page F-9

4. Please disclose your accounting policies for Copper inventory and sales of Copper.


(l) Foreign currency translation, page F-12

5. We note that the functional currency of substantially all of your operations is Renminbi. However, we note throughout the filing that you conduct your operations in China and Hong Kong. Item 4 A. and B.
also states that your principal place of business is located in Hong
Kong and that all sales from iSense were made in Hong Kong dollars.
Since you have operations in both China and Hong Kong, tell us why you believe that your functional currency is Renminbi as opposed to
Hong Kong dollars. Specifically refer to paragraphs 5-10 and Appendix A of SFAS 52 in your response.

10. Investments, page F-18

6. Provide us with more details of the nature of your investment in
Hainan Sundiro Motorcycle Co., Ltd. Tell us how you are able to value your investment in Sundiro by reference to the fair market value of Sundiro`s publicly traded shares.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Tam Cheuk Ho
China Natural Resources
July 15, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE